SEWARD & KISSEL LLP
901 K Street, N.W.
Suite 800
Washington, D.C. 20001
Telephone:  (202) 661-7141
strench@sewkis.com

July 29, 2013

VIA EDGAR

Ms. Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Morgan Creek Global Equity Long/Short Institutional Fund
File Nos. 333-169083 and 811-22461

Global Equity Long/Short Master Fund
File No. 811-22459

Dear Ms. Dubey:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Post-Effective Amendment No. 5 and Amendment No. 7 to the registration statement filed with the SEC on June 10, 2013 on Form N-2 pursuant to Section 8(c) of the Securities Act of 1933, as amended (the “Registration Statement”), for Morgan Creek Global Equity Long/Short Institutional Fund (the “Feeder Fund”) and Global Equity Long/Short Master Fund (the “Master Fund”, and together with the Feeder Fund, the “Funds”).

Provided below are the Staff’s comments, accompanied by our responses in bold, we received verbally from you on July 26, 2013.

Morgan Creek Global Equity Long/Short Institutional Fund

Comment 1:	If applicable, add a line item to the fee table in the Prospectus for interest expenses on borrowed funds.

Response:
For the fiscal year ending March 31, 2014, the Advisor expects that interest payments on borrowed funds by the Master Fund will not exceed 1 basis point. Therefore, the Advisor did not include a separate line item in the Master Fund and Feeder Fund fee tables addressing borrowing costs.

Ms. Anu Dubey
July 29, 2013

Comment 2:
The Advisor and the Feeder Fund may not ignore the concentration of the Portfolio Funds when determining whether the Fund complies with its own concentration policy. Add disclosure to the “Investment Policies and Practices” section on Page 3 of the Statement of Additional Information (“SAI”) that the Feeder Fund will consider the concentration of Portfolio Funds when determining compliance with its own concentration policy.

Response:	The requested disclosure has been added.

Comment 3:
In the “Valuation” section on Page 36 of the SAI, please delete the following sentence: “Furthermore, in the event that a Portfolio Fund subsequently corrects, revises or adjusts a reported value that was properly relied upon by the Fund in accordance with the valuation procedures, the Portfolio Fund will generally not make any retroactive adjustment to its net asset value, or to any amounts paid based upon such net asset value, to reflect a revised valuation unless such Portfolio Fund adjustment was significant.”

Response:	The requested deletion has been made.

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We hereby acknowledge that (i) the Funds are responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Funds may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at the number indicated above.

Sincerely,

/s/ Bibb L. Strench
Bibb L. Strench

cc:	John Ganley

Mark B. Vannoy